SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SUNTERRA CORPORATION

(Name of Subject Company (Issuer))

DIAMOND RESORTS, LLC

DR RESORT HOLDINGS, LLC

DRS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $.01 per share

(Title of Class of Securities)

86787D208

(CUSIP Number of Class of Securities)

Richard Cloobeck

Diamond Resorts, LLC

3745 Las Vegas Boulevard South

Las Vegas, Nevada 89109

(702) 261-1000

Copy to:

Jeffrey C. Soza

Christensen, Glaser, Fink,

Jacobs, Weil & Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$322,235,728	$9,893

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $16.00 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,893	Filing Party: Diamond Resorts, LLC DR Resort Holdings, LLC DRS Acquisition Corp.

Form or Registration Number: Schedule TO	Date Filed: March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment No. 2”) to the Tender Offer Statement on Schedule TO (as amended by this Amendment No. 2 and as previously amended, the “Schedule TO”) is filed by (i) DRS Acquisition Corp., a Maryland corporation (the “Offeror”) and a wholly owned subsidiary of DR Resort Holdings, LLC, a Nevada limited liability company now known as Diamond Resorts Holdings, LLC (the “Parent”) and an affiliate of Diamond Resorts LLC, a Nevada limited liability company (the “Affiliate”), (ii) the Parent, and (iii) the Affiliate. The Schedule TO relates to the offer by the Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sunterra Corporation, a Maryland corporation (the “Company”), at a purchase price of $16.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 16, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Schedule TO is amended and supplemented by this Amendment No. 2 by adding the information contained herein and by filing the additional exhibit identified herein. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Items 8 and 11. Interest in Securities of the Subject Company; Additional Information.

Items 8 and 11 are hereby amended and supplemented by adding the following:

The Offer expired at 5:00 P.M., New York City Time, on Wednesday, April 25, 2007. The depositary for the Offer has advised the Offeror that, as of 5:00 P.M., New York City Time, on April 25, 2007, an aggregate of 17,700,530 Shares were validly tendered and duly delivered (the “Delivered Shares”), representing approximately 87.9% of the outstanding Shares, and 317,331 Shares were validly tendered by notice of guaranteed delivery (the “Delivery Guaranteed Shares”). The Offeror has accepted for payment all tendered shares. In addition, the Offeror will promptly make payment with respect to all Delivered Shares. The payment with respect to all Delivery Guaranteed Shares that are duly delivered on or prior to the expiration of the delivery guaranty period will be made promptly following the expiration of the delivery guaranty period.

On April 26, 2007, the Affiliate issued a press release announcing the initial results of the Offer as of the expiration of the Offer. The press release is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(14)	Text of the press release issued by the Affiliate, dated April 26, 2007.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DRS ACQUISITION CORPORATION DR RESORT HOLDINGS, LLC DIAMOND RESORTS, LLC

By:	/s/ RICHARD CLOOBECK
Name:	Richard Cloobeck
Title:	Vice President

Dated: April 26, 2007

EXHIBIT INDEX

(a)(14)	Text of the press release issued by the Affiliate, dated April 26, 2007.